Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

The following document was made available on Johnson Controls, Inc.’s corporate website.

JOHNSON CONTROLS Q3 FISCAL 2016 QUARTERLY UPDATE* „ Tightens guidance to higher end of previous range „ Announces acceleration of Tyco merger close SEGMENT INCOME NET REVENUES DILUTED EPS excluding FX excluding FX, Q3 HIGHLIGHTS MERGER/SPIN UPDATES „ Solid organic growth – Building Efficiency revenue up 4% (ex. JCH and FX) – Power Solutions revenue up 5% (ex. Lead and FX) „ Continued y-o-y profitability improvements – Segment margins up 170 bps – Adjusted earnings per share up 18% „ Growth investments announced for Power Solutions – JVs with Binzhou Bohai Piston Co., Ltd. to build fourth plant in China – North America $245M AGM capacity expansion „ Johnson Controls Hitachi (JCH) joint venture profitability and integration exceeding expectations „ Q3 share repurchases „ Significant progress on portfolio transformation activities GUIDANCE** – Adient analyst meeting on September 15 in New – No change to legal day 1 expected October 31 * Excluding transaction / integration costs / separation costs and other non-recurring items ** Above guidance excludes impact of the Tyco merger as well as transaction / integration / separation costs, year-end pension/ postretirement mark-to-market adjustments and non-recurring items. Estimated separation costs for Adient spin-off are $400M-$600M in fiscal 2016. This guidance assumes current constant currencies and economic conditions. This guidance is as of July 21, 2016. „ Johnson Controls/Tyco merger – Senior leadership team announced – Shareholder voting record date set at June 27 – Tyco S-4 effective July 6; Tyco Irish prospectus cleared July 14 – All antitrust clearances have been received – Shareholder vote on August 17 – Expected close date acceleration to September 2 – Reconfirm previously announced synergy/ productivity initiatives – December 5 Analyst Day in New York „ Adient separation on track – Internal operational day 1 on July 1 as planned – Separation costs in-line with previous estimates – Irish domicile – expected effective tax rate of 10-12% – Capital structure expected at $3B net debt / dividend to JCI – Adient received preliminary Corporate credit rating of BB+ from S&P (consistent with our expectations) – Form 10 expected to clear SEC comments early-to-mid September York “The Company delivered another excellent quarter continuing our momentum as we progress toward separation into two world-class companies.” A lex Molina roli Chairman and CEO FY16 Q4 FY16 full year Diluted EPS $1.17 - $1.20 +13% - +15% $3.95 - $3.98 +15% - +16% $9.6 B -1% Level +1% adjusted for JCH and Interiors JV $9.5 B FY16 Q3 FY15 Q3 $1.07 +18% FY16 Q3 FY15 Q3 $0.91 $1,003 M +18% +19% excluding FX FY16 Q3 FY15 Q3 $848 M

BUILDING EFFICIENCY

NET REVENUES


$3.6 B
$2.7 B
FY16 Q3
FY15 Q3

+33%

+34% excluding FX

+4% excluding FX and adjusted for JCH

SEGMENT INCOME


$397 M
$272 M
FY16 Q3
FY15 Q3

+46%

+48% excluding FX

@JCI_IR

investors.johnsoncontrols.com

POWER SOLUTIONS

NET REVENUES


$1.5 B
$1.5 B
FY16 Q3
FY15 Q3

+3%

+5% excluding FX and lead impact

SEGMENT INCOME


$262 M
$234 M
FY16 Q3
FY15 Q3

+12%

+13% excluding FX

ADDITIONAL INFORMATION

News release

Presentation

Financial reports

Kathie Campbell
Director IR - JCI
414-524-2085
kathryn.a.campbell@jci.com

Mark Oswald
Director IR - Adient
734-254-3372
mark.a.oswald@jci.com

AUTOMOTIVE EXPERIENCE

NET REVENUES


$4.4 B
$5.4 B
FY16 Q3
FY15 Q3

-19%

-19% excluding FX

-1% excluding FX and adjusted for Interiors JV

SEGMENT INCOME


$344 M
$342 M
FY16 Q3
FY15 Q3

+1%

+1% excluding FX

"I am very proud of the progress our team has made toward the execution of the most significant transformation in Johnson Controls' history. The Adient team is now operationally ready and we expect they will soon become the independent world leader in automotive seating and interiors. My enthusiasm and confidence in the future of Johnson Controls only continues to grow as I work closely with our future colleagues from Tyco. With the leadership team established, we continue to progress in our integration planning to create what we believe will be the world leader in buildings and energy, uniquely positioned to deliver superior value to our customers, employees and shareholders through this powerful strategic combination."

Alex Molinaroli
Chairman and CEO

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. ("Johnson Controls") and Tyco International plc ("Tyco"), Tyco has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a definitive

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joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco have mailed to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and are able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333. PARTICIPANTS IN THE SOLICITATION Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016. Johnson Controls Cautionary Statement Regarding Forward-Looking Statements There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ Quarterly Reports on Form 10-Q filed with the SEC after such date, which are available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication. Statement Required by the Irish Takeover Rules The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information. Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.